Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ELECTION AND APPOINTMENT OF DIRECTOR

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING ELECTION AND APPOINTMENT OF DIRECTOR, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTION TO BE TABLED AT THE EXTRAORDINARY GENERAL MEETING.

A notice convening the extraordinary general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 20 October 2016 at 9 a.m. is set out on pages 6 to 7 of this circular. A form of proxy for use in connection with the extraordinary general meeting is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

31 August 2016

CONTENT

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“Company” or “the Company”	PetroChina Company Limited , a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be held at 9 a.m. on 20 October 2016 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC

“EGM Notice”	the notice of the EGM as set out on pages 6 to 7 of this circular

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Wang Yilin (Chairman)	World Tower
Wang Dongjin (Vice Chairman)	16 Andelu
Yu Baocai	Dongcheng District
Shen Diancheng	Beijing 100011
Liu Yuezhen	PRC
Xu Wenrong
Liu Hongbin	Office Address:
Zhao Zhengzhang	9 Dongzhimen North Street
Chen Zhiwu*	Dongcheng District
Richard H. Matzke*	Beijing 100007
Lin Boqiang*	PRC
Zhang Biyi*

*	Independent non-executive Directors

31 August 2016

To the Shareholders

Dear Sirs,

ELECTION AND APPOINTMENT OF DIRECTOR

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the election and appointment of a Director in order to allow you to make an informed decision on voting in respect of the resolution to be proposed at the EGM.

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

The Board proposed to appoint Mr ZHANG Jianhua as a Director (the “Proposed Appointment”). If the Proposed Appointment is approved at the EGM, Mr Zhang Jianhua’s term of office will commence from the date when his appointment is approved at the EGM and expire on the date of the 2018 annual general meeting of the Company to be held in 2019. The Proposed Appointment of Mr ZHANG Jianhua shall be approved by the Shareholders at the EGM.

LETTER FROM THE BOARD

The biographical details of the Director candidate are set out below:

ZHANG Jianhua, aged 51, is a director of the board and the general manager of China National Petroleum Corporation (the “CNPC”). Mr ZHANG Jianhua is a senior engineer at the professor level with a doctoral degree. He has over 30 years working experience in PRC petroleum and chemical industry. He served as a deputy manager of Shanghai Gaoqiao Petrochemical Company of Sinopec Group from April 1999, a deputy manager of Sinopec Shanghai Gaoqiao Company from February 2000, the manager of Sinopec Shanghai Gaoqiao Company from September 2000, a vice president of China Petroleum & Chemical Corporation, a company listed on the Stock Exchange (stock code: 00386) and Shanghai Stock Exchange (stock code: 600028) from April 2003, the director-general of the Production and Operation Management Department of China Petroleum & Chemical Corporation concurrently from November 2003, a senior vice president of China Petroleum & Chemical Corporation from March 2005, a director of the board of China Petroleum & Chemical Corporation from May 2006, the chairman of the board of directors of Sinopec (Hong Kong) Limited concurrently from June 2007, and the chairman of the board of directors of Sinopec Engineering (Group) Co., Ltd., a company listed on the Stock Exchange (stock code: 02386) concurrently from October 2014, a director of the board and the general manager of CNPC from July 2016.

EXTRAORDINARY GENERAL MEETING

An EGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 20 October 2016 at 9 a.m. to approve the proposed appointment of Mr Zhang Jianhua as a director of the Company by way of ordinary resolution. A form of proxy and the reply slip for use at the EGM are enclosed with this circular.

The EGM Notice is set out on pages 6 to 7 of this circular.

Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

LETTER FROM THE BOARD

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 19 September 2016 are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 20 September 2016 to 20 October 2016 (both days inclusive), during which period no share transfer of H Shares will be registered.

The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent no more than half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement again. The EGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the election and appointment of the Director candidate is in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolution set out in the EGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the EGM will be taken by poll.

By order of the Board
PetroChina Company Limited Wang Yilin
Chairman

NOTICE OF EXTRAORDINARY GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2016

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of PetroChina Company Limited (the “Company”) for the year of 2016 will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC at 9 a.m. on Thursday, 20 October 2016 to consider and approve the following matter:

ORDINARY RESOLUTION

To consider and, if thought fit, to pass the following as ordinary resolution:

1.	To consider and approve the election of Mr ZHANG Jianhua as a Director of the Company.

By Order of the Board
PetroChina Company Limited Wu Enlai
Secretary to the Board

31 August 2016

Notes:

1.	The register of members of H Shares of the Company will be closed from Tuesday, 20 September 2016 to Thursday, 20 October 2016 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 19 September 2016 are entitled to attend and vote in respect of the resolution to be proposed at the extraordinary general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Hong Kong

2.	Each Shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.
3.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the extraordinary general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period.
5.	Shareholders who intend to attend this extraordinary general meeting in person or by proxy should return the reply slip accompanying the EGM Notice to the Secretariat of the Board of Directors on or before Friday, 30 September 2016 by hand, by post or by fax.
6.	This extraordinary general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this extraordinary general meeting are responsible for their own transportation and accommodation expenses.
7.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

8.	As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.